

ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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July 21, 2003



03024881

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by Flughafen Wien A.G., which has been published by the Company since our last submission of June 18, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 7/30

FILE NO.
82-3907

Press Information

Flughafen Wien AG:

Increase in passengers for June 2003 documents upward trend.

After weak traffic development in recent months because of the war in Iraq and SARS, Vienna International Airport recorded a plus of 2.3% in the number of passengers for June. This increase reflects the upward trend noted in international air travel. A total of 1,195,627 passengers were handled during the past month.

The temporary cancellation of flights to Peking and general reduction in long-haul flights led to a decline of 3.7% in the number of transfer passengers. Maximum take-off weight (MTOW) rose by 3.3% for the reporting period, and flight movements increased by 4%. Cargo volume decreased by 1.1%.

From January to June 2003 the number of passengers grew by 3.1%, flight movements rose by 4.6%, and maximum take-off weight (MTOW) increased by 5.9%. Growth was also recorded in the number of transfer passengers at 1.1% and cargo at 12.5%.

	June 2003	Change in %	January to June 2003	Change in %
Passengers:	1,195,627	+2.3	5,697,380	+ 3.1
Transfer passengers:	369,984	-3.7	1,929,580	+ 1.1
Maximum take-off weight (in tonnes):	459,720	+3.3	2,490,225	+ 5.9
Flight movements (arrival + departure):	16,940	+4.0	93,812	+ 4.6
Cargo in tonnes (air cargo and trucking):	13,476	-1.1	82,480	+12.5

For additional information contact:

Hans Mayer (+43-1)7007-23000

14/03 ... M/MY ... 15. July 2003


VIE
Vienna
International
Airport